Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess SEF Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Colombia Corp.	Delaware
MuniBrokers, LLC	New Jersey
MarketAxess Limited	United Kingdom
MarketAxess Europe Limited	United Kingdom
MarketAxess Post-Trade Limited	United Kingdom
MarketAxess Capital Limited	United Kingdom
MarketAxess Canada Company	Nova Scotia, Canada
MarketAxess Plataforma De Negociacao Ltda.	Brazil
MarketAxess Information Consulting (Shanghai) Co., Ltd.	China
MarketAxess Singapore Pte Limited	Singapore
MarketAxess NL B.V.	Netherlands
MarketAxess Post-Trade B.V.	Netherlands
Trax Limited	United Kingdom